

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07044079



February 7, 2007

Jon Gavenman
Heller Ehrman White & McAuliffe LLP
275 Middlefield Road
Menlo Park, CA 94025-3506

1934
14A8
2/7/2007

Re: Macrovision Corporation

Dear Mr. Gavenman:

This is in regard to your letter dated February 2, 2007 concerning the shareholder proposal submitted by Amalgamated Bank LongView MidCap 400 Index Fund for inclusion in Macrovision's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Macrovision therefore withdraws its December 22, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

HellerEhrman
A T T O R N E Y S

December 22, 2006

Jon Gavenman
jon.gavenman@hellerehrman.com
Direct (650) 233-8539
Main (650) 324-7000
Fax (650) 324-0638

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

This letter is to inform you that our client, Macrovision Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for the 2007 annual meeting of the stockholders (the "2007 Proxy Materials") a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from the Amalgamated Bank LongView Midcap 400 Index Fund (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") adopt specific policies regarding the setting of stock option exercise prices and grant dates for stock options granted to senior executives. The Proposal and Supporting Statement were received by the Company on September 29, 2006, and are attached to this letter as Exhibit A. The Company's response to the Proponent is attached to this letter as Exhibit B.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2007 Proxy Materials. As discussed more fully below, the Company believes that the Proposal and the Supporting Statement may properly be excluded from the 2007 Proxy Materials pursuant to several of the exceptions contained in Rule 14a-8(i).

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal and the Supporting Statement from the 2007 Proxy Materials. The Company intends to mail its definitive 2007 Proxy Materials on or about March 12, 2007. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days prior to the Company's filing of its definitive 2007 Proxy Materials with the Commission.

The Proposal and Grounds for Exclusion

The Proposal, attached with a copy of the Supporting Statement as Exhibit A, provides:

> The shareholders of Macrovision Corporation ("Macrovision") request that the board of directors adopt a policy under which the board shall award any standard stock options that are granted to senior executives at an exercise price equal to an average of the opening and closing prices of the underlying stock on the date that the option is granted (the "grant date"), with any grant dates in a given fiscal year to be established and disclosed in advance; after a fiscal year has begun, Macrovision may select another grant date when hiring outside executives, provided that any such grant date is not coordinated with the release of material non-public information that has been disclosed or will be disclosed within 30 days of any such grant date.

As discussed more fully below, the Company believes that the Proposal and Supporting Statement may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(7) because the Proposal affects matters relating to the Company's ordinary business operations. The Company also believes the Proposal and the Supporting Statement may be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented the policies referred to in the Proposal. Finally, the Company believes that the Proposal and the Supporting Statement may be excluded under Rule 14a-8(i)(3) because they are vague and indefinite, and contain false and misleading statements.

I. Because the Proposal affects matters relating to the Company's ordinary business operations, the Company should be permitted to exclude the Proposal under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." According to the Commission, the general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This general policy is based on two primary considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as

where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (May 21, 1998) (the "1998 Release").

A. Because the Proposal attempts to direct matters relating to the Company's compliance with federal securities laws, it may be excluded under Rule 14a-8(i)(7)

The Commission has consistently held that compliance with governmental statutes and regulations is a fundamental task that is within a company's ordinary business operations pursuant to the first consideration listed in the 1998 Release. *Allstate Corporation* (Feb. 16, 1999); *Duke Power Company* (Feb. 1, 1988). Thus, shareholder proposals which attempt to direct a company's decisions relating to compliance with governmental statutes and regulations may be excluded from a company's proxy materials under Rule 14a-8(i)(7). *Id.*

The Proposal directs the Company not to "coordinate" stock option grants within 30 days of a date on which disclosure of material non-public information will occur or has occurred. As further discussed below, the phrase "is not coordinated" is vague, and it is extremely difficult for the Company to determine whether or not it will need to disclose material non-public information, potentially required pursuant to Regulation FD and/or Form 8-K, over a specific 30 day period. If the Company scheduled a stock option grant date, but later realized that it was required to disclose material non-public information within less than 30 days of the scheduled date, it would have to consider the possible liability it would face for arguably violating the Proposal by "coordinating" the grants and the required disclosure. In this way, the Proposal impacts the Company's decision making process in relation to compliance with federal securities laws. The Commission has held that where interpretation of a provision in a shareholder proposal isn't clear, if there exists an interpretation of the provision that affects matters relating to the ordinary business operations of a company, it may be excluded under Rule 14a-8(i)(7). *Chrysler Corporation* (Mar. 18, 1998) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(7), supporting the decision by noting that one of the paragraphs of the proposal was "susceptible to a variety of interpretations, some of which could involve ordinary business matters."). Because the Proposal attempts to direct the Company's activities in an area which is subject to federal regulation, the Company should be allowed to exclude the Proposal.

The Proposal, in addition to directing the Company's activities regarding subject matter which is federally regulated, attempts to direct the Company's decision making with regard to the setting of executive compensation. We recognize that the Commission has consistently held that setting of executive compensation is not a fundamental task within a company's ordinary business operations. *Reebok International Ltd.* (Mar. 16, 1992); *Baltimore Gas & Electric* (Feb. 13, 1992). However, the Commission has held that where a shareholder proposal addresses multiple subject matters, some of which relate to ordinary business operations and others which do not, exclusion of the entire shareholder proposal is permissible under Rule 14a-8(i)(7). *Z-Seven Fund, Inc.* (Nov. 3, 1999) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(7), noting that "although part of the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters."); *Chrysler Corporation* (Mar. 18, 1998) (allowing exclusion of shareholder proposal under Rule 14a-8(i)(7), noting that "although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters.") The Commission has also held that it will not permit revision of shareholder proposals under the ordinary business exception. *Chrysler Corporation* (Mar. 18, 1998).

Because the Proposal attempts to direct the Company's actions with respect to activities which are subject to federal regulation, the Company should be permitted to exclude the Proposal under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. By specifying precise methods for setting stock option exercise prices and grant dates, the Proposal attempts to micro-manage the Company's Board of Directors and, therefore, may be excluded under Rule 14a-8(i)(7)

As discussed above, the Proposal directs the Company's Board to take certain specific actions with respect to establishing grant dates and exercise prices of stock options granted to senior executives. As noted above, we recognize that the Commission has consistently held that setting executive compensation is not a fundamental task which falls within a company's ordinary business, due to the significant policy issues surrounding this activity. *Reebok International Ltd.* (Mar. 16, 1992); *Baltimore Gas & Electric* (Feb. 13, 1992). However, as discussed below, the Company believes that, in light of previous no-action requests, the Proposal may still be excluded under Rule 14a-8(i)(7) because it attempts to micro-manage the Company's Board of Directors.

The Commission has established that several subject matters, including charitable contribution and environmental responsibility, are areas involving significant policy issues which are not within a company's ordinary business. *See AT&T Corp.* (Feb. 17, 2000); *E.I. du Pont de Nemours and Co.* (Feb. 27, 1991). However, the Commission has held that even where a certain subject matter may involve significant policy issues and is not generally excludable under the first consideration listed in the 1998 Release, proposals which go beyond addressing the relevant policy issues and attempt to micro-manage the board of directors may still be excluded pursuant to the second consideration listed in the 1998 Release. *See Federal Agricultural Mortgage Corp.* (Mar. 31, 2003) (allowing exclusion of shareholder proposal which directed the company to make specific charitable donation for a specific purpose); *T. Rowe Price Group Inc.* (Dec. 27, 2002) (allowing exclusion of shareholder proposal which directed the company not to donate money to a list of certain non-profit organizations); *Pacific Telesis Group* (Feb. 21, 1990) (allowing exclusion of a shareholder proposal requesting detailed actions be taken by the board of directors with respect to environmental impact of the company, relying in part on the proposal's attempt to direct the board of directors to take "certain specified actions that involve discrete operational matters."); *E.I. du Pont de Nemours and Co.* (Feb. 13, 1990) (allowing exclusion of a shareholder proposal that detailed several specific actions to be taken by the company with regards to the company's uranium mining facility).

The Proposal submitted to the Company is similar to those which were allowed to be excluded in the above cited no-action letters. Although it touches on an activity involving significant policy issues, it reaches beyond the policy issues relevant to this activity and attempts to micro-manage the Board of Directors by specifying detailed steps and procedures to be implemented by the Company. The Proposal first requires the Board to adopt a specific mathematical formula with respect to establishing the exercise price of stock options granted to senior executives, requiring that exercise prices be "equal to an average of the opening and closing prices of the underlying stock on the date that the option is granted . . . ." The Proposal also directs the Board to follow a detailed procedure for scheduling pre-determined stock option grant dates, requiring that scheduled dates not be "coordinated with the release of material non-public information that has been disclosed or will be disclosed within 30 days of any such grant date." As quoted above, the 1998 Release advises that the second consideration relating to the application of Rule 14a-8(i)(7) involving micro-management of the company is applicable "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The grant of stock options involves complex considerations, as the Board or other granting authority weighs many complex factors including (1) retention, (2) motivation, (3) potential subjective employee reactions to personal compensation and their impact on retention and motivation, (4) recruiting needs, (5) compensation levels within the Company across peers, departments and divisions, (6) competitive marketplace compensation practices affecting the above factors, and (7) stockholder dilution, in deciding (A) to whom, (B) in what amounts, and (C) at what times stock options should be granted. Being forced to disclose publicly the grant dates that the Company plans to use during a given year may also demoralize Company personnel who do not receive grants on the stated dates because they will know when they "should have" received grants. The Company believes equity compensation is a highly sensitive topic among its employees and in the marketplace, in the same way that it views other forms of compensation as within the Company. The Proposal's level of detail regarding the procedures and timelines to be followed by the Board when pricing and granting senior executive stock options is similar to that contained in the no-action letters discussed above where exclusion was permitted by the Commission. *See T. Rowe Price Group Inc.* (Dec. 27, 2002); *Pacific Telesis Group* (Feb. 21, 1990); *E.I. du Pont de Nemours and Co.* (Feb. 13, 1990). Pursuant to the 1998 Release and the no-action letters cited above, the Proposal should be excluded due to the intricate detail and specific direction it imposes on the Company's Board of Directors.

The Commission has rejected previous requests for no-action which were based on the micro-management consideration of the 1998 Release where the proposals in dispute addressed executive compensation. *Marriott International, Inc.* (Mar. 10, 2003) (rejecting exclusion of proposal requesting that the granting of stock options to executives be performance based); *Hewlett-Packard Company* (Dec. 27, 2002) (rejecting exclusion of proposal requesting that the granting of stock options to executives be performance based). However, the proposals discussed in these no-action requests were much less detailed and specific than the Proposal in dispute here. In *Hewlett-Packard* and *Marriott*, the proposals simply requested that the company adopt a policy whereby executive stock option grants be performance-based, and directed that they be tied to an industry peer group stock performance index. Unlike the Proposal in dispute here, the proposals in *Hewlett-Packard* and *Marriot* did not include a specific mathematical formula to be implemented by the board of directors analogous to the exercise price calculation set forth in the Proposal, or detail a procedure, including a specific timeline, as part of the proposal. The proposals in *Hewlett-Packard* and *Marriott* did not name a specific peer group performance index to be used in accomplishing the goal of the proposal, instead simply stating a general policy goal to be achieved. Because the proposals at issue in

Hewlett-Packard and *Marriott* are much less detailed and specific than that in dispute here, the Company respectfully submits that the Commission's rejection of no-action in those earlier letters does not apply to the proposed exclusion of the Proposal in dispute here.

In light of the above cited no-action letters, the language of the 1998 Release, and the overly detailed and specific nature of the Proposal, the Company should be permitted to exclude the Proposal from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) .

II. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented the policies underlying the Proposal.

Rule 14a-8(i)(10) allows a company to exclude from its proxy material a shareholder proposal and supporting statement thereof if the proposal has already been "substantially implemented" by the company. Exchange Act Release No. 20,091 (Aug. 16, 1983). A company need not adopt every aspect or detail of a proposal in order to allow for exclusion under this rule, provided that the company's actions adequately address the issues raised by the proposal. *Masco Corporation* (Mar. 29, 1999); *Columbia/HCA Healthcare Corp.* (Feb. 18, 1998). Evaluating whether a company has substantially implemented a shareholder proposal turns on "whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

As noted above, the Proposal directs the Company to use an average stock price on the grant date in question to determine the exercise price of stock options granted to senior executives on that date. The Supporting Statement states that the underlying purpose for this directive is to ensure that options are not issued "in the money" on the date of the grant. As detailed in the Company's response to the Proponent, attached to this letter as Exhibit B, the Company has an existing policy of using the closing price of the stock on the grant date as the exercise price for any stock options granted on that date. This policy is just as effective as the Proponent's method at ensuring an exercise price set at fair market value of the underlying stock on a given date. Additionally, option grants generally do not vest or become exercisable for one year from the vesting commencement date, and so the subtle distinction in formula to set the exercise price of the options will likely have very little impact on whether the option is in or out of the money one year later. The Company's method for calculating stock option exercise prices is contained in the Company's stock option plan which has been approved by the Company's stockholders. Because the Company's established method of pricing stock options advances the goals underlying the Proposal as effectively as the formula contained in the Proposal, the Company has already substantially implemented this portion of the Proposal.

The Proposal also directs the Company to select stock option grant dates for senior executives in advance of each fiscal year, and further prohibits the Company from "coordinating" any scheduled grant dates to occur within 30 days of disclosure of material non-public information. The Supporting Statement indicates that the purpose of this request is to ensure that stock option grant dates are fairly selected, and aren't spontaneously chosen to allow senior executives to avoid or take advantage of anticipated stock price fluctuations. As discussed in the Company's response to the Proponent, attached to this letter as Exhibit B, the Company has an existing policy in place which substantially implements the guidelines of this portion of the Proposal.

The Company has historically granted stock options to all employees, not just executives or managers. The Company has vested the authority to grant stock options to the CEO, and all employees who report directly to the CEO (a "Company Executive"), in a Compensation Committee of the Company's Board of Directors. Stock option grants to all employees have included an initial grant, typically at the commencement of employment or within 6 months thereof, and annual or semiannual grants thereafter. In both 2002 and 2004, the Company set the grant date for the second of the semi-annual grants several months in advance of the actual grant date. For stock option grants made at other times throughout the year, the grant date is set as the date on which Board or Compensation Committee action was taken authorizing the grant. Stock option grants to existing Company Executives are effective as of the date of the Compensation Committee meeting, or if action is taken by written consent, the date on which the last required signature is obtained. Stock options granted to newly hired Company Executives are granted on the date that action is taken by the Compensation Committee if the Company Executive has already commenced his or her employment. If the Company Executive has not commenced employment on or prior to the date that action is taken, the stock option grants are effective on the Company Executive's first day of employment.

Pursuant to these policies, the Company relies on the independent Compensation Committee to establish stock option grant dates at a time of its choosing. The administrative burden involved with convening this committee, or obtaining written consent from all committee members, provides an additional safeguard against the setting of impulsive and improper stock option grant dates. For newly hired Company Executives, the grant date for the Company Executive's stocks options is predetermined as the date on which the Company Executive commences employment, or the date on which the Compensation Committee acts if the Company Executive is already working. Of additional significance, the Commission has terminated its recent investigation of the Company's existing stock option dating procedures which resulted in the Commission recommending no enforcement action against the Company. Because the Company's existing policy regarding stock option dating is sufficient to prevent the type of behavior the Proposal was designed to address, the Company's existing policy substantially implements this aspect of the Proposal.

The Commission has held that exclusion under Rule 14a-8(i)(10) is permissible where a company already has policies in place that adequately address actions requested in a shareholder proposal. *Hilton Hotels Corp.* (Mar. 7, 2001) (allowing exclusion of a shareholder proposal requesting establishment of standards for making senior executive compensation performance based where the company already had existing policies which substantially implemented the proposal); *Nordstrom, Inc.* (Feb. 8, 1995) (allowing exclusion of shareholder proposal requesting creation of a code of conduct for overseas suppliers where the company's existing policies substantially implemented the proposal). As discussed above, the Company's existing stock option grant dating and exercise price setting policies sufficiently ensure that the setting of stock option grant dates and exercise prices will not be manipulated by management to improperly benefit the Company's executive employees.

Because the Company's existing policies substantially implement both aspects of the Proposal, the Company should be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(10).

III. The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague, indefinite, and contains false and misleading statements in violation of the Commission's proxy rules.

Rule 14a-8(i)(3) provides that a shareholder proposal or supporting statement may be omitted if it is "contrary to any of the Commission's proxy rules." As discussed more fully below, the Proposal's inclusion of vague and indefinite language, as well as materially false and misleading statements, allows for exclusion of the Proposal from the Company's 2007 Proxy Materials.

A. The Proponent's failure to define key terms in the Proposal has left it vague and indefinite, and thus excludable under Rule 14a-8(i)(3)

The Commission has established that a shareholder proposal may be excluded if it is so "inherently vague and indefinite that neither the shareholders voting upon the proposal, nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions the proposal requires." *Philadelphia Electric Company* (Jul. 30, 1992).

The Proposal contains numerous ambiguities which would make implementation of the Proposal problematic. First, the Proposal's requirements for setting stock option exercise prices and grant dates are in relation to what the Proposal refers to as "standard stock options . . . ." What exactly is meant by "standard stock options" is not specified by the Proposal and is not clarified by industry practice in light of the several different types of options and vesting mechanisms in existence. Companies typically grant Incentive Stock Options ("ISO") to employees, but also may grant Non-qualified Statutory Options ("NQSO") under certain circumstances. Additionally, stock options may be designed to vest over time, or to vest according to certain performance criteria. Whether or not the term "standard stock options" is meant to refer to the type of stock option grant, the vesting mechanism by which the stock options vest, or some other criteria entirely is not clear from the language of the Proposal. Thus, the Company would have no way of determining that a particular stock option grant to a senior executive is subject to the requirements of the Proposal. Because the language regarding "standard stock options" is so inherently vague that the Company would not be able to determine with reasonable certainty how to implement and administer the Proposal, the Company should be allowed to exclude the Proposal.

Second, the Proposal directs that all stock options to "senior executives" will be subject to requirements of the Proposal. The term "senior executive" is not clearly defined by the Proposal, and is certainly not clarified by industry practice given the wide variety of management structures currently in existence. This language could be interpreted only to include the Company's named executive officers, but could also be interpreted to include senior vice presidents or senior level directors. Thus, the Company would have no way of determining whether a stock option granted to a particular employee is subject to the requirements listed in the Proposal. Because the language "senior executives" is so inherently vague that the Company would not be able to determine with reasonable certainty how to implement and administer the Proposal, the Company should be allowed to exclude the Proposal.

Third, the Proposal prohibits the Company from "coordinating" scheduled stock option grant dates with the release of material non-public information "that has been disclosed or will be disclosed within 30 days of any such grant date." The meaning assigned to the word "coordinating" in the Proposal is of significant importance to the Company for evaluating the Company's ability to comply with the Proposal and its disclosure obligations simultaneously. However, the Proposal is inherently vague regarding what is meant by "coordinating." The Company cannot be sure what degree of willful behavior or intent is required to subject it to liability for violating the Proposal. The Company may end up scheduling a specific stock option grant date for a variety of reasons, but may be unsure at the time of the scheduling whether or not an event will occur within 30 days of the scheduled date that will require disclosure of material non-public information. If it later becomes clear that disclosure will have to occur within 30 days of the scheduled grant date, it would be unclear whether the Company violated the Proposal.

Because the above mentioned portions of the Proposal are so inherently vague and indefinite that the Company would not be able to determine with reasonable certainty how to properly implement the Proposal, the Company should be permitted to exclude the Proposal from its 2007 Proxy Materials.

B. The Proponent's inclusion of false and materially misleading statements allows the Proposal to be excluded under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a shareholder proposal or supporting statement may be omitted if it is "contrary to any of the Commission's proxy rules," including Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials. Note (b) to Rule 14a-9 states that "misleading" material includes "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." In previous no-action letters, the Staff has concurred that proposals containing unfounded and unsubstantiated assertions representing the personal opinions or suspicions of a stockholder are excludable under this provision. *See, e.g., Detroit Edison Co.* (Mar. 4, 1983) (statements implying company engaged in improper "circumvention of...regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3) (the predecessor to the current 14a-8(i)(3)). Set forth below are the statements contained in the Proposal and Supporting Statement that are false and misleading and, therefore, violate Rule 14a-9 of the Exchange Act.

In the first paragraph of the Supporting Statement the Proponent asserts that "Macrovision is one of several dozen companies being investigated over its practices regarding the timing and backdating of stock options." As discussed above, the Commission has terminated the investigation referred to in the Supporting Statement and has recommended no enforcement action be taken against the Company. The above quoted statement, and the second sentence following this statement in the first paragraph, are incomplete representations of the facts surrounding the investigation of the Company. The negative inference created by these statements is that the Company's existing stock option pricing and dating practices are suspect and potentially illegal. The Commission's decision to terminate the investigation and recommend that no enforcement action be taken against the Company supports the opposite conclusion: that, the Company believes, the Commission did not review any information that led it to believe that the Company had not complied with federal securities law. Although the subpoena received by the Company from the Department of Justice (the "DOJ") regarding the DOJ's investigation into this matter is still pending, the Company has requested that this subpoena be quashed based on the Commission's termination of its investigation. Given the current facts regarding the Commission's investigation of the Company's stock option practices, the statements contained in the first paragraph of the Supporting Statement are obviously false and misleading.

In the fourth paragraph of the Supporting Statement the Proponent states "In our view, corporate efforts to game the timing of options can distort a core purpose of options, which is to motivate executives to improve long-term performance for the benefit of all shareholders." This statement suggests that the Company's current stock option granting practices are intended to "game the timing" of stock options. However, as discussed above, the Company has in place an elaborate stock option granting policy which puts numerous safeguards in place to ensure that the authority to grant stock options to executives is not abused. Additionally, as discussed above, the Commission investigated the Company's stock option granting policies, and recommended that no enforcement action be taken against the Company. This statement presents a suspicion of the Proponent that the Company is currently taking advantage of the timing of stock option grants that has no factual support given the Company's current policies and the Commission's decision to terminate its investigation and recommend that no enforcement action be taken against the Company.

The second sentence of the fourth paragraph in the Supporting Statement provides "We thus deem it important for Macrovision to have a policy that standard stock options are awarded 'at the money,' using grant dates that are selected and disclosed in advance, *e.g.*, 45 days after the end of the fiscal year." This statement suggests that the only way to ensure that stock option grants are awarded at the money is to set stock option grant dates in advance. However, no factual data is given which demonstrates that other methods, particularly those currently employed by the Company, are inadequate to achieve this goal. The statement creates an inference that the Company currently doesn't have a stock option granting policy which accomplishes this goal, and has been granting executive stock options that were "in the money" at the time of grant, which is false.

Both of the statements found in paragraph four of the Supporting Statement suggest to shareholders that the Company's current stock option granting policies are improper and potentially illegal, and fail to disclose the Commission's investigation of the Company has been terminated. Additionally, no factual support is provided which demonstrates that setting stock option grant dates in advance is necessary to achieve the goal described. Given the facts regarding the Company's current stock option granting policy, these statements are false and misleading.

As a result of the materially false and misleading statements discussed above, the Proposal and Supporting Statement may be omitted from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(3). If the staff does not concur that the entire Proposal and Supporting Statement may be omitted from the Company's Proxy Materials, the Company believes that at a minimum:

a. the first paragraph of the Supporting Statement should be revised to include details regarding the Commission's termination of their investigation of the Company's stock option granting practices and disclose that the Commission recommended that no enforcement action be taken against the Company

b. the fourth paragraph of the Supporting Statement should be revised to reflect the fact that the Company has in place an existing stock option granting policy which acts to prevent the type of behavior complained of, and that, after review of this policy, the Commission recommended that no enforcement action be taken against the Company

Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2007 Proxy Materials under Rule 14a-8(i).

Should you have any questions or comments regarding the foregoing, or should any additional information be desired in support of the Company's position, please contact the undersigned at (650) 233-8539. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity to discuss such a determination in advance of your formal written response.

Very truly yours,

Heller Ehrman LLP

Jon Gavenman

Attachments

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL: CONH@HITCHLAW.COM

Received
SEP 29 2006
Macrovision

27 September 2006

Mr. Stephen Yu
Executive Vice President, General Counsel
and Corporate Secretary
Macrovision Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

By UPS

Re: Shareholder proposal for 2007 annual meeting

Dear Mr. Yu:

On behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Macrovision Corporation (the "Corporation") plans to circulate to shareholders in anticipation of the 2007 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Corporation's policy on stock options.

The Fund is an S&P MidCap 400 index fund located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $200 million. Created by the Amalgamated Bank in 1997, the Fund has beneficially owned more than $2000 worth of Corporation common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2007 annual meeting, which a representative is prepared to attend.

We understand that the issues raised by this resolution are presently under review. We would be happy to engage in a dialog of these issues with you.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

RESOLVED: The shareholders of Macrovision Corporation ("Macrovision") request that the board of directors adopt a policy under which the board shall award any standard stock options that are granted to senior executives at an exercise price equal to an average of the opening and closing prices of the underlying stock on the date that the option is granted (the "grant date"), with any grant dates in a given fiscal year to be established and disclosed in advance; after a fiscal year has begun, Macrovision may select another grant date when hiring outside executives, provided that any such grant date is not coordinated with the release of material non-public information that has been disclosed or will be disclosed within 30 days of any such grant date.

SUPPORTING STATEMENT

Macrovision is one of several dozen companies being investigated over its practices regarding the timing and backdating of stock options. In June 2006 Macrovision disclosed that the SEC and the Justice Department had requested information about stock option grants since 1997 and the process by which options were granted.

Backdating often consists of selecting or recording a grant date that occurred before the grant was actually determined, so as to take advantage of the stock price on the earlier date being lower than on the determination date. As a result, options are actually "in the money" on the date the grant was determined. Such backdating can have significant tax and economic consequences for a company, whose results may have to be restated.

Related practices include "springloading" or "bullet dodging," in which a company coordinates a grant date with the release of material non-public information that could have a positive or negative impact on the stock price.

In our view, corporate efforts to game the timing of options can distort a core purpose of options, which is to motivate executives to improve long-term performance for the benefit of all shareholders. We thus deem it important for Macrovision to have a policy that standard stock options are awarded "at the money," using grant dates that are selected and disclosed in advance, *e.g.*, 45 days after the end of the fiscal year.

This policy would provide flexibility to make awards when hiring outside executives, provided that Macrovision does not coordinate such grant dates with the release of material non-public information. This policy would not affect awards of options that tie the exercise price to future performance levels (*e.g.*, premium-priced options).

In our view, managers' interests cannot be aligned with shareholders' interests if managers are allowed to benefit in ways that shareholders cannot.

WE URGE YOU TO VOTE FOR THIS RESOLUTION.

macrovision

Macrovision Corporation
2830 De La Cruz Blvd.
Santa Clara, CA 95050

Phone (408) 562-8400
Fax (408) 567-1809

www.macrovision.com

Via E-Mail and Federal Express

December 5, 2006

Mr. Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015

Dear Mr. Hitchcock:

We have reviewed your letter dated September 27, 2006, setting forth the stockholder proposal (the "Proposal") submitted on behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), as well as the Fund's October 3, 2006 letter representing certain factual matters pertaining to the Fund's ownership position and holding period. We appreciate the Fund's support of Macrovision Corporation (as used in this letter, the "Company", or terms like "we", "us" or other words of similar effect).

We respectfully submit that the Company's option granting practices are well-structured and rigorously adhered to, in a manner devised to optimize the alignment of stockholder and manager interests. We request that the Fund withdraw the Proposal. Below is information concerning our options practices and our thoughts on how they already substantially address the concerns raised by the Proposal. If it would be helpful, we would be happy to have further dialog with you or the Fund on the topic.

Grants Have Been Broad-Based. In general, the Company has historically granted stock options to all of its employees, not just to executives or managers. Stock option grants to all employees have included an initial grant, either at time of employment or after six month anniversary of employment, and annual or semiannual grants thereafter. On several occasions the Company has made additional stock option grants at other times throughout the year in order to help retain and motivate employees. As an aside, the Company continues to review its equity compensation programs in light of competitive pay practices and FAS123R.

Authority and Timing of Grants. Authority to grant stock options lies with the Compensation Committee. Grants to the CEO and employees who are direct reports of the CEO must be approved by the Compensation Committee. For all other employees, from January 2000 until April 2006, the Compensation Committee delegated authority to the CEO to make new-hire grants to such employees as long as they were not in excess of 10,000 shares per employee. In April 2006, the Compensation Committee approved a matrix approving varying sizes of option grants for new hires depending on the grade of the employee. Actions are effective as of the date of the Compensation Committee meeting, or if action is taken by written consent, the date the last required signature is obtained.

Stock options for new hires are granted on the date that action is taken by the Board, Compensation Committee or CEO, as applicable, if the employee has already started work at that time. If the employee has not commenced employment on or prior to the date that action is taken, the grants are effective on the employee's first day of employment. Annual and semiannual grants generally have been made to all employees concurrently, and in each case the grant date is the date on which Board or Compensation Committee action is taken. In the case of our semiannual grants in each of 2002 and 2004, the Board set the grant date for the second of the semiannual grants several months in advance of the actual grant date. On the occasions when the Company made grants at other times throughout the year, the grant date was the date on which Board or Compensation Committee action was taken.

We believe that forward disclosure of grant dates is not a necessary undertaking in light of our above-described practices. We do not make any attempt to time grants for new hires at other than routine grant date or first date of employment. Further, adopting a policy that the Company not make grants within thirty days of disclosure of material nonpublic information appears to us to be potentially very difficult to administer, as it would be constantly subject to hindsight questioning as to when the Company became "aware" of such information and whether grants were "coordinated" with respect to such information, especially because the Company cannot predict with certainty that it will not have material information to disclose within 30 days following a grant.

Exercise Prices of Grants. Exercise prices for options have been set at fair market value, which has been calculated in accordance with the terms of the stock option plan in effect at the time of grant. We respectfully submit that the difference between the Fund's proposal of "average of opening and closing prices . . . on the date that the option is granted" is not materially different from our plan provision of the closing price on the same date (date of option grant), and note to the Fund that the terms of these option plans have been approved by the Company's stockholders in the normal course of the Company's activities.

Outside Director Grants. The Company has also historically granted options to outside members of its Board of Directors. Pursuant to the terms of the Director Stock Option Plan, which has been approved by the Company's stockholders in the normal course of the Company's activities, an initial grant is made upon an outside director being elected to the Board, and automatically each anniversary thereafter. In addition, upon the conclusion of the Company's annual meeting of stockholders each year, the chairperson of each committee of our Board of Directors automatically receives an additional annual grant for serving as the chairperson of such committee. The exercise prices for options are the fair market value on the dates of such automatic grants.

SEC Has Terminated Its Investigation of Macrovision. As you noted in the Proposal, the Securities and Exchange Commission and U.S. Attorney's Office each contacted the Company requesting information relating to our stock option practices. We have fully cooperated with both of these inquiries and intend to continue to do so. We have completed our review, which uncovered no evidence of fraud or intentional wrongdoing in our historical stock option granting practices. We have reported this conclusion to the SEC and U.S. Attorney's Office. By letter dated October 24, 2006, the SEC informed us that its investigation into the matter had been terminated and no enforcement action was being recommended. Also, as you may have already noted, the Company has remained current in its SEC reporting.

When we reviewed the Proposal and supporting statement, it appeared to us to be based on the fact that many companies are being investigated regarding the timing and backdating of stock option grants, and not any concerns regarding Macrovision specifically. We are hopeful that the above facts will provide the Fund with comfort that the Company takes quite seriously the administration of its equity programs, and that its practices and equity plans have been designed and implemented to allow the Company's Compensation Committee and Board of Directors the appropriate level of flexibility to use equity incentives to attract, retain and motivate the Company's employees in a manner aligned with stockholder interests. If the Fund shares this belief upon its review of this letter, we respectfully submit that the Proposal is unnecessary and can be withdrawn. Alternatively, we would suggest a further dialog directly with you or the Fund on this topic, prior if possible to Macrovision taking any more formal action in the matter.

We appreciate your consideration of this letter and we look forward to hearing from you very soon.

Very truly yours,

MACROVISION CORPORATION

Stephen Yu

Stephen Yu
Executive Vice President, General Counsel and Corporate Secretary

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

16 January 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

BY HAND

Re: Shareholder proposal from Amalgamated Bank LongView MidCap 400 Index Fund to Macrovision Corporation

Dear Counsel:

I write on behalf of Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") in response to the letter dated 22 December 2006 from Jon Gavenman on behalf of Macrovision Corporation ("Macrovision" or the "Company"). In that letter Macrovision advises that the Company intends to omit a proposal from the Fund on the subject of options backdating from its upcoming proxy materials. For the reasons set forth below, the Fund asks the Division to advise Macrovision that the Division does not agree with the Company's assessment.

The Fund's proposal and the pertinent background.

The Fund's proposal asks the Company to adopt a policy designed to guard against the possibility of options being backdated by announcing in advance the dates upon which options grants will take effect, with an exception for grants to new hires that would grant the Company flexibility in terms of making such grants, provided that they are not coordinated with the release of material non-public information. The text of the resolution reads as follows:

> RESOLVED: The shareholders of Macrovision Corporation ("Macrovision") request that the board of directors adopt a policy under which the board shall award any standard stock options that are granted to senior executives at an exercise price equal to an average of the opening and closing prices of the underlying stock on the date that the option is granted (the "grant date"), with any grant dates in a given

fiscal year to be established and disclosed in advance; after a fiscal year has begun, Macrovision may select another grant date when hiring outside executives, provided that any such grant date is not coordinated with the release of material non-public information that has been disclosed or will be disclosed within 30 days of any such grant date.

The supporting statement explains that Macrovision is one of several dozen companies being investigated over its practices regarding the timing and backdating of stock options and describes the nature of backdating, as well as the related practices of "springloading" or "bullet dodging," by which a company coordinates a grant date with the release of material non-public information that could have a positive or negative impact on the stock price. The statement expresses concern about the possibly "significant tax and economic consequences for a company, whose results may have to be restated."

The statement expresses the view that "corporate efforts to game the timing of options can distort a core purpose of options, which is to motivate executives to improve long-term performance for the benefit of all shareholders," which why Macrovision is urged to have a policy that standard stock options are awarded "at the money" using grant dates that are selected and disclosed in advance, *e.g.*, 45 days after the end of the fiscal year. The statement notes that the Company would have timing flexibility when making awards to hire outside executives, provided that Macrovision does not coordinate such grant dates with the release of material non-public information. The statement indicates that the policy is aimed at standard options without intending to affect awards that tie the exercise price to future performance levels (*e.g.,* premium-priced options). The statement concludes with the view that "managers' interests cannot be aligned with shareholders' interests if managers are allowed to benefit in ways that shareholders cannot."

Macrovision seeks to exclude the proposal on the basis of SEC Rule 14a-8(i)(7) because the proposal allegedly relates to the "ordinary business" of the Company. Macrovision then argues that the requested policy has already been "substantially implemented," thus warranting exclusion under Rule 14a-8(i)(10). Finally, Macrovision argues that some of the statement are either vague or misleading and may thus be excluded under Rule 14a-8(i)(3), which incorporates the proscription against such statements that appears in Rule 14a-9. Macrovision has not carried its burden of justifying exclusion under any of these provisions.

<u>Discussion.</u>

<u>The (i)(7) exclusion.</u>

Macrovision first argues (at p. 3) that the proposal is an attempt to direct executive compensation and that the phrase "is not coordinated" in connection with new-hire grants is vague and susceptible to a variety of interpretations. The problem with this interpretation is that the Commission has consistently stated for 15 years that executive compensation considerations involving "senior executives" fall outside the "ordinary business" exception. *See Battle Mountain Gold Co.* (12 February 1992) ("In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.").

The Division repeated this guidance in STAFF LEGAL BULLETIN 14A (2002), which states that as to "[p]roposals that focus on equity compensation plans that may be used to compensate only senior executive officers and directors," and "[a]s has been our position since 1992, companies may not rely on rule 14a-8(i)(7) to omit these proposals from their proxy materials. The Fund's proposal explicitly limits itself to "senior executives," and thus Rule 14a-8(i)(7) has no bearing.

The assertion that the Fund's "is not coordinated" language with respect to new-hire grants is surprising and perhaps disingenuous. The language is taken almost verbatim from the Commission's recent Release No. 33-8732A, *Executive Compensation and Related Person Disclosure*, 71 Fed. Reg. 53157 (8 September 2006). Specifically that Release states in the section on *Timing of Option Grants* that "some companies grant options in coordination with the release of material non-public information." If a company intends to have a practice of selecting "option grant dates for executive officers in coordination with the release of material non-public information, the company should disclose that in its" Compensation Disclosure and Analysis ("CD&A"). "For example, a company may grant awards of stock options while it knows of material non-public information that is likely to result in an increase in its stock price. . ." "[A] company also may coordinate its grant of stock options with the release of *negative* material non-public information." 71 Fed. Reg. at 53,163 (cols. 2 and 3) (emphasis in original). The phraseology that Macrovision purports to find ambiguous is thus based on the Commission's own choice of words.

Macrovision next argues (at pp. 4-5) that proposing a specific method for choosing option dates and grant prices, the Fund is engaging in micromanagement of the sort forbidden by Rule 14a-8(i)(7), as evidenced by the purportedly complex "mathematical formula" for selecting the exercise price (i.e., the average of the opening and closing prices). Macrovision analogizes this proposal to proposals to regulate corporate contributions to charity and some forms of environmental responsibility, *e.g., E.I. du Pont de Nemours & Co.* (13 February 1990) (proposal pertaining to a specific uranium mining facility). The argument does not persuade.

The Fund's proposal is no more detailed nor a form of "micromanagement" than are a variety of other proposals dealing with executive compensation, such as proposals to have a shareholder vote if a proposed "golden parachute" severance agreement exceeds a certain multiplier of an executive's base salary plus bonus. The Division has repeatedly stated that such proposals are permissible notwithstanding Rule 14a-8(i)(7), and such proposals are typically detailed in terms of setting forth what may or may not be included in computing whether a shareholder vote is triggered, *i.e.*, consulting contracts, "gross-up" tax payments, accelerated vesting of options, health insurance benefits, pension benefits not available to other employees, etc. Macrovision's argument that the Fund is trying to micromanage executive compensation cannot be squared with the Division's interpretations over the past 15 years. *See Wendy's International, Inc.* (18 January 1990) (declaring that golden parachute proposals would no longer be viewed as ordinary business, given the "public debate concerning potential anti-takeover, tax and legal implications" of such contracts).

If anything, the Fund's proposal has the virtue of simplicity: It asks the Company simply to announce in advance on what dates option grants will be made, and it provides flexibility for "off-season" grants for new hires. This is a far cry from trying to regulate which charities should and should not receive corporate donations or what environmental measures should be taken at a specific plant.

As for the claim that the Fund is proposing a "complex" "mathematical formula" to determine the exercise price, all that is required is basic arithmetic, *i.e.*, averaging the opening and the closing price of the Company's stock on the grant date. This is less complicated than calculating the value of golden parachutes and whether those severance packages exceed 2.99 times the employee's base pay plus bonus, yet the Division has routinely approved the inclusion of such proposals. In addition, the Division has rejected the notion that alleged complexity in computing executive compensation calculations is a basis for exclusion under Rule 14a-8(i)(7). In *Waxman Industries, Inc.* (29 August 1995), the Division denied no-action relief in the face of a similar objection that bonuses should not be paid to senior executives or directors until an objective formula for calculating bonuses has been presented to and accepted by a majority of the shareholders.

More broadly, the Fund's proposal focuses not on *how* option grants are determined or *how many* options should be granted to a given executive. The issue is *when* those grants should take effect. The Fund is proposing a modest change to existing practices that is designed to address investor concern about the apparent widespread practice of options backdating. The Fund's proposal seeks adoption of a policy designed to promote investor confidence that the Company has adopted governance procedures that will minimize, if not eliminate, the possibility of backdating. The relatively limited reforms being proposed hardly constitute micromanagement.

For these reasons, the Fund's proposal may not be excluded under the "ordinary business" exclusion. It addresses a new issue with respect to senior executive compensation in a manner that is comfortably within the purview of existing precedents.

The (i)(10) exclusion.

Macrovision argues (at pp. 6-7) that the Fund's proposal has already been "substantially implemented" and is thus excludable on that basis. The current policy, as set forth in Exhibit B to the Company's letter, is hardly in sync with the Fund's proposal.

First, it does not require advance announcement of grant dates. The Company's policy leaves discretion with the Compensation Committee and the CEO. Reducing that discretion is precisely the point of the Fund's proposal. The recent outbreak of options backdating investigations has been harmful to investor confidence, and the Fund's proposal seeks to promote investor confidence.

Second, the Company's policy does not contain any meaningful limitations on grant dates for new hires, and it does not provide any assurance that there will be no "spring loading" or "bullet dodging" in making these grants. The concern here is hardly theoretical. It is not hard to imagine a company making grants the day before releasing a Form 8-K that contains highly favorable information, thus making the new executive's grants "in the money" with no effort on his or her part. The Fund's proposal seeks to prevent that sort of gamesmanship.

In effect, the Company's policy is a far cry from "substantially implementing" the Fund's proposal.

The (i)(3) exclusion.

Unable to formulate a viable objection to the Fund's proposal on policy grounds, Macrovision resorts to a series of nitpicking objections to specific wordings in the Fund's proposal, but these points are equally lacking in merits.

First, Macrovision claims (at p. 8) that the phrase "standard" stock options is vague. This argument ignores the supporting statement, which contrasts standard stock options that are affected by this proposal with options that have value only if they tie the exercise price to future performance levels (*e.g.,* premium-priced options).

Second, Macrovision argues that the phrase "senior executives" is vague and indeterminate. The phrase is, of course, the one utilized by the Division in its earliest no-action letters on this topic, as well as the STAFF LEGAL BULLETIN 14A, cited previously. The Fund has always understood the phrase to embrace the five most highly-paid executives, and that is the intent here.

Third, Macrovision argues that the concept of "coordinating" options with the release of material non-public information is impermissibly vague, ignoring the fact that the Fund's proposal rests on the Commission's use of this phrase in the recent *Executive Compensation* Release.

Macrovision then argues (at pp. 9-10) that certain statements are materially misleading.

The first objection is to the first paragraph in the supporting statement, which describes the pendency of certain investigations. Macrovision notes that the Commission's investigation cited by the Fund was terminated in October 2006 with a recommendation of no enforcement action. Macrovision acknowledges that the Department of Justice subpoena remains outstanding, with Macrovision having filed the obligatory motion to quash.

The termination of the SEC investigation occurred after the Fund had filed its proposal, and the Fund has long been willing to update its proposals to account for intervening events. The Fund is thus willing to alter the first paragraph to read: "Macrovision is one of several dozen companies that have been the subject of investigations over practices regarding the timing and backdating of stock options. An investigation by the SEC recently concluded with a recommendation that no enforcement action be taken against Macrovision, although a subpoena from the Justice Department remains outstanding." Should the Justice Department probe end prior to the printing of Macrovision's proxy, the Fund is willing to work with the Company on a further update, as it has frequently done in the past with other companies.

Macrovision's second objection is to fourth paragraph, specifically, the statement of opinion in the fourth sentence that: "In our view, corporate efforts to game the timing of options can distort a core purpose of options, which is to motivate executives to improve long-term performance for the benefit of all shareholders." Macrovision objects that the paragraph omits the fact that the Company has an options grant policy in place and that "after review of this policy, the Commission recommended that no enforcement action be taken against the Company." Macrovision Letter at 11. This objection lacks merits.

The first sentence is unobjectionable as a general statement of opinion that is fully labeled as such. The following sentence finishes the thought by urging a policy of advance disclosure of grant dates as a solution. Macrovision disagrees with that position, but disagreement does not render the Fund's point materially false or misleading, and Macrovision is free to argue the point in its opposition statement.

Moreover, Macrovision fails to produce the document in which the Commission purportedly gave its *imprimatur* to the Company's current policy as the preferred solution to prevent backdating. Even if the Commission did affirmatively endorse Macrovision's policy, that is no bar to shareholders seeking adoption of a higher standard of behavior. As the Division is well aware, the scope of the current backdating controversy has raised a high level of investor concern, with companies that are not the subject of SEC or DOJ investigations now reviewing the topic and considering changes to their option grant policies. See Lublin, *Untainted Firms Alter How They Offer Options*, THE WALL STREET JOURNAL at B1 (11 December 2006). Given the current level of shareholder interest in this topic, as well as the updated reference to the investigations that the Fund is making in the first paragraph, we submit that no alteration is needed here.

Conclusion.

For these reasons, the exclusions cited by Macrovision do not warrant omission of the Fund's proposal, and we ask the Division to advise Macrovision accordingly.

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions or require further information.

Very truly yours,

Cornish F. Hitchcock

cc: Jon Gavenman, Esq.

HellerEhrman LLP

Venture Law Group

February 2, 2007

Jon E. Gavenman
jon.gavenman@hellerehrman.com
Direct +1.650.233.8539
Direct Fax +1.650.324.0638
Main +1.650.324.7000
Fax +1.650.324.0638

Via Federal Express

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Macrovision Corporation's Request for No Action Filed December 22, 2006

Ladies and Gentlemen:

I am writing in regards to the no action request filed in your office on behalf of my client, Macrovision Corporation (the "Company"), on December 22, 2006 (the "Request"). The Request petitioned your office to review the Company's proposed exclusion of a stockholder proposal submitted to the Company by the Amalgamated Bank LongView Midcap 400 Index Fund (the "Stockholder") on September 29, 2006 (the "Proposal").

Pursuant to negotiations between the Company and the Stockholder, the Company has agreed to enact compensation policies which adequately address the concerns underlying the Proposal. As a result of this agreement, the Stockholder has withdrawn the Proposal. Enclosed, please find a copy of the Stockholder's signed withdrawal letter. In light of this withdrawal, the Company will not include the Proposal, or any revision thereof, in its 2007 Proxy Materials.

In light of the above facts, the Company hereby formally withdraws its Request for no action regarding exclusion of the Proposal. Thank you for your time and consideration of this matter. Please feel free to contact me with any questions you may have.

Very truly yours,

Heller Ehrman LLP

Jon E. Gavenman

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

30 January 2007

Mr. Stephen Yu
Executive Vice President, General Counsel
and Corporate Secretary
Macrovision Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

By first-class mail and e-mail

Re: Shareholder proposal for 2007 annual meeting

Dear Mr. Yu:

On behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), I write to advise you that the Fund hereby withdraws the shareholder resolution submitted for inclusion in the proxy materials that Macrovision Corporation (the "Company") plans to circulate to shareholders in anticipation of the 2007 annual meeting. The Fund appreciates very much the Company's efforts to address the concerns cited in the resolution and to engage in a dialogue on those issues.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

END